ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 2
United States of



Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

20 April, 2005

SUPPL



Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- ~~News Release re Anglo American plc – Annual General Meeting 2005 dated 20 April 2005~~
- AGM Voting Results

Yours faithfully
For and on behalf of Anglo American plc



Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED

MAY 0 6 2005



Anglo American plc
News Release

20 April 2005

Anglo American AGM 2005 – voting results

Anglo American plc (the "Company") announces the following voting results for the Ordinary and Special Business conducted at the Company's Annual General Meeting held at The Conference Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ at 11.00am on Wednesday 20 April 2005. In line with recommended practice, a poll was conducted on each resolution at the meeting. On a poll every member present, in person or by proxy has one vote for every ordinary share held.

Electoral Reform Services were appointed scrutineers and the result of the polls was as follows. This announcement will be available for viewing on the Company's website,www.angloamerican.co.uk, along with a transcript of the Annual General Meeting, as soon as practicable:

Ordinary business

1. To receive and adopt the financial statements comprising the consolidated financial statements of the Anglo American Group and the unconsolidated financial statements of Anglo American plc incorporated therein and the reports of the directors and auditors for the year ended 31 December 2004.

   For
   814,152,560
   Against
   787,557

   Abstain
   28,095,064

2. To declare a final dividend of 51 US cents per ordinary share, which, together with the interim dividend declared in August and paid in September 2004, will result in a total dividend in respect of the year ended 31 December 2004 of 70 US cents per ordinary share.

   For

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

840,229,171

Against
3,409

Abstain
2,811,403

In accordance with the provisions of the Articles of Association of the Company and upon the recommendation of the board, to elect and to re-elect the following directors (as separate resolutions):

3. Elect Mr R Médori as a director with effect from 1 June 2005

For
828,039,826

Against
5,019,890

Abstain
9,975,241

4. Elect Mr R C Alexander as a director

For
837,432,744

Against
1,471,363

Abstain
4,130,294

5. Elect Mr D A Hathorn as a director

For
828,071,060

Against
5,012,287

Abstain
9,951,834

6. Elect Mr S R Thompson as a director

For
828,079,869

Against
5,012,441

Abstain
9,942,871

7. Re-elect Mr R M Godsell as a director

For
835,242,318

Against
2,607,216

Abstain
5,185,235

8. Re-elect Mr A J Trahar as a director

For
837,061,654

Against
1,848,971

Abstain
4,120,098

9. Re-elect Prof K A L M Van Miert as a director

For
829,048,203

Against
3,598,587

Abstain
10,388,391

10. To re-appoint Deloitte & Touche LLP auditors for the ensuing year

For
814,252,464

Against
3,792,655

Abstain
24,985,044

11. To authorise the directors' to determine the remuneration of the auditors

For
838,556,115

Against
1,665,941

Abstain
2,812,496

12. To approve the directors' remuneration report for the year ended 31 December 2004 set out in the Annual Report

For
805,049,132

Against
22,798,599

Abstain
15,182,890

Special business

To consider and, if thought fit, to pass the following resolutions which will be proposed, as to resolution 13 as an ordinary resolution and, as to resolutions 14 and 15, as special resolutions.

Ordinary resolution

13. That the authority to allot relevant securities conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed until the date of the annual general meeting in 2006 up to an aggregate nominal amount of US$248,500,000 (497 million ordinary shares).

For
617,845,099

Against
213,659,319

Abstain
11,530,263

Special resolutions

14. That subject to the passing of ordinary resolution 13 set out in this notice, the power to allot equity securities wholly for cash conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the period referred to in such resolution up to an aggregate nominal amount of US$37,250,000 (74.5 million ordinary shares).

For
680,136,199

Against
154,238,295

Abstain
8,660,039

15. That the Company be and is generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market

purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.50 each in the capital of the Company provided that:

(a) the maximum number of ordinary shares of US$0.50 each in the capital of the Company authorised to be acquired is 149,000,000;

(b) the minimum price which may be paid for an ordinary share is US$0.50, which amount shall be exclusive of expenses;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotation for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the Company to be held in 2006 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

For
816,621,781

Against
23,289,036

Abstain
3,124,364

Accordingly, all the resolutions were passed by the requisite majorities.

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Registered Number 3564138

Anglo American plc
News Release

20 April 2005

Anglo American AGM 2005 – voting results

Anglo American plc (the "Company") announces the following voting results for the Ordinary and Special Business conducted at the Company's Annual General Meeting held at The Conference Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ at 11.00am on Wednesday 20 April 2005. In line with recommended practice, a poll was conducted on each resolution at the meeting. On a poll every member present, in person or by proxy has one vote for every ordinary share held.

Electoral Reform Services were appointed scrutineers and the result of the polls was as follows. This announcement will be available for viewing on the Company's website,www.angloamerican.co.uk, along with a transcript of the Annual General Meeting, as soon as practicable:

Ordinary business

1. To receive and adopt the financial statements comprising the consolidated financial statements of the Anglo American Group and the unconsolidated financial statements of Anglo American plc incorporated therein and the reports of the directors and auditors for the year ended 31 December 2004.

   For
   814,152,560
   Against
   787,557

   Abstain
   28,095,064

2. To declare a final dividend of 51 US cents per ordinary share, which, together with the interim dividend declared in August and paid in September 2004, will result in a total dividend in respect of the year ended 31 December 2004 of 70 US cents per ordinary share.

   For

840,229,171

Against
3,409

Abstain
2,811,403

In accordance with the provisions of the Articles of Association of the Company and upon the recommendation of the board, to elect and to re-elect the following directors (as separate resolutions):

3. Elect Mr R Médori as a director with effect from 1 June 2005

For
828,039,826

Against
5,019,890

Abstain
9,975,241

4. Elect Mr R C Alexander as a director

For
837,432,744

Against
1,471,363

Abstain
4,130,294

5. Elect Mr D A Hathorn as a director

For
828,071,060

Against
5,012,287

Abstain
9,951,834

6. Elect Mr S R Thompson as a director

For
828,079,869

Against
5,012,441

Abstain
9,942,871

7. Re-elect Mr R M Godsell as a director

For
835,242,318

Against
2,607,216

Abstain
5,185,235

8. Re-elect Mr A J Trahar as a director

For
837,061,654

Against
1,848,971

Abstain
4,120,098

9. Re-elect Prof K A L M Van Miert as a director

For
829,048,203

Against
3,598,587

Abstain
10,388,391

10. To re-appoint Deloitte & Touche LLP auditors for the ensuing year

For
814,252,464

Against
3,792,655

Abstain
24,985,044

11. To authorise the directors' to determine the remuneration of the auditors

For
838,556,115

Against
1,665,941

Abstain
2,812,496

12. To approve the directors' remuneration report for the year ended 31 December 2004 set out in the Annual Report

For
805,049,132

Against
22,798,599

Abstain
15,182,890

Special business

To consider and, if thought fit, to pass the following resolutions which will be proposed, as to resolution 13 as an ordinary resolution and, as to resolutions 14 and 15, as special resolutions.

Ordinary resolution

13. That the authority to allot relevant securities conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed until the date of the annual general meeting in 2006 up to an aggregate nominal amount of US$248,500,000 (497 million ordinary shares).

For
617,845,099

Against
213,659,319

Abstain
11,530,263

Special resolutions

14. That subject to the passing of ordinary resolution 13 set out in this notice, the power to allot equity securities wholly for cash conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the period referred to in such resolution up to an aggregate nominal amount of US$37,250,000 (74.5 million ordinary shares).

For
680,136,199

Against
154,238,295

Abstain
8,660,039

15. That the Company be and is generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market

purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.50 each in the capital of the Company provided that:

(a) the maximum number of ordinary shares of US$0.50 each in the capital of the Company authorised to be acquired is 149,000,000;

(b) the minimum price which may be paid for an ordinary share is US$0.50, which amount shall be exclusive of expenses;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotation for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the Company to be held in 2006 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

For
816,621,781

Against
23,289,036

Abstain
3,124,364

Accordingly, all the resolutions were passed by the requisite majorities.

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Registered Number 3564138

Anglo American plc
News Release

20 April 2005

Anglo American AGM 2005 – voting results

Anglo American plc (the "Company") announces the following voting results for the Ordinary and Special Business conducted at the Company's Annual General Meeting held at The Conference Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ at 11.00am on Wednesday 20 April 2005. In line with recommended practice, a poll was conducted on each resolution at the meeting. On a poll every member present, in person or by proxy has one vote for every ordinary share held.

Electoral Reform Services were appointed scrutineers and the result of the polls was as follows. This announcement will be available for viewing on the Company's website,www.angloamerican.co.uk, along with a transcript of the Annual General Meeting, as soon as practicable:

Ordinary business

1. To receive and adopt the financial statements comprising the consolidated financial statements of the Anglo American Group and the unconsolidated financial statements of Anglo American plc incorporated therein and the reports of the directors and auditors for the year ended 31 December 2004.

For
814,152,560
Against
787,557

Abstain
28,095,064

2. To declare a final dividend of 51 US cents per ordinary share, which, together with the interim dividend declared in August and paid in September 2004, will result in a total dividend in respect of the year ended 31 December 2004 of 70 US cents per ordinary share.

For

840,229,171

Against
3,409

Abstain
2,811,403

In accordance with the provisions of the Articles of Association of the Company and upon the recommendation of the board, to elect and to re-elect the following directors (as separate resolutions):

3. Elect Mr R Médori as a director with effect from 1 June 2005

For
828,039,826

Against
5,019,890

Abstain
9,975,241

4. Elect Mr R C Alexander as a director

For
837,432,744

Against
1,471,363

Abstain
4,130,294

5. Elect Mr D A Hathorn as a director

For
828,071,060

Against
5,012,287

Abstain
9,951,834

6. Elect Mr S R Thompson as a director

For
828,079,869

Against
5,012,441

Abstain
9,942,871

7. Re-elect Mr R M Godsell as a director

For
835,242,318

Against
2,607,216

Abstain
5,185,235

8. Re-elect Mr A J Trahar as a director

For
837,061,654

Against
1,848,971

Abstain
4,120,098

9. Re-elect Prof K A L M Van Miert as a director

For
829,048,203

Against
3,598,587

Abstain
10,388,391

10. To re-appoint Deloitte & Touche LLP auditors for the ensuing year

For
814,252,464

Against
3,792,655

Abstain
24,985,044

11. To authorise the directors' to determine the remuneration of the auditors

For
838,556,115

Against
1,665,941

Abstain
2,812,496

12. To approve the directors' remuneration report for the year ended 31 December 2004 set out in the Annual Report

For
805,049,132

Against
22,798,599

Abstain
15,182,890

Special business

To consider and, if thought fit, to pass the following resolutions which will be proposed, as to resolution 13 as an ordinary resolution and, as to resolutions 14 and 15, as special resolutions.

Ordinary resolution

13. That the authority to allot relevant securities conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed until the date of the annual general meeting in 2006 up to an aggregate nominal amount of US$248,500,000 (497 million ordinary shares).

For
617,845,099

Against
213,659,319

Abstain
11,530,263

Special resolutions

14. That subject to the passing of ordinary resolution 13 set out in this notice, the power to allot equity securities wholly for cash conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the period referred to in such resolution up to an aggregate nominal amount of US$37,250,000 (74.5 million ordinary shares).

For
680,136,199

Against
154,238,295

Abstain
8,660,039

15. That the Company be and is generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market

purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.50 each in the capital of the Company provided that:

(a) the maximum number of ordinary shares of US$0.50 each in the capital of the Company authorised to be acquired is 149,000,000;

(b) the minimum price which may be paid for an ordinary share is US$0.50, which amount shall be exclusive of expenses;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotation for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the Company to be held in 2006 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

For
816,621,781

Against
23,289,036

Abstain
3,124,364

Accordingly, all the resolutions were passed by the requisite majorities.

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Registered Number 3564138

Anglo American plc
News Release

20 April 2005

Anglo American AGM 2005 – voting results

Anglo American plc (the "Company") announces the following voting results for the Ordinary and Special Business conducted at the Company's Annual General Meeting held at The Conference Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ at 11.00am on Wednesday 20 April 2005. In line with recommended practice, a poll was conducted on each resolution at the meeting. On a poll every member present, in person or by proxy has one vote for every ordinary share held.

Electoral Reform Services were appointed scrutineers and the result of the polls was as follows. This announcement will be available for viewing on the Company's website,www.angloamerican.co.uk, along with a transcript of the Annual General Meeting, as soon as practicable:

Ordinary business

1. To receive and adopt the financial statements comprising the consolidated financial statements of the Anglo American Group and the unconsolidated financial statements of Anglo American plc incorporated therein and the reports of the directors and auditors for the year ended 31 December 2004.

   For
   814,152,560
   Against
   787,557

   Abstain
   28,095,064

2. To declare a final dividend of 51 US cents per ordinary share, which, together with the interim dividend declared in August and paid in September 2004, will result in a total dividend in respect of the year ended 31 December 2004 of 70 US cents per ordinary share.

   For

840,229,171

Against
3,409

Abstain
2,811,403

In accordance with the provisions of the Articles of Association of the Company and upon the recommendation of the board, to elect and to re-elect the following directors (as separate resolutions):

3. Elect Mr R Médori as a director with effect from 1 June 2005

For
828,039,826

Against
5,019,890

Abstain
9,975,241

4. Elect Mr R C Alexander as a director

For
837,432,744

Against
1,471,363

Abstain
4,130,294

5. Elect Mr D A Hathorn as a director

For
828,071,060

Against
5,012,287

Abstain
9,951,834

6. Elect Mr S R Thompson as a director

For
828,079,869

Against
5,012,441

Abstain
9,942,871

7. Re-elect Mr R M Godsell as a director

For
835,242,318

Against
2,607,216

Abstain
5,185,235

8. Re-elect Mr A J Trahar as a director

For
837,061,654

Against
1,848,971

Abstain
4,120,098

9. Re-elect Prof K A L M Van Miert as a director

For
829,048,203

Against
3,598,587

Abstain
10,388,391

10. To re-appoint Deloitte & Touche LLP auditors for the ensuing year

For
814,252,464

Against
3,792,655

Abstain
24,985,044

11. To authorise the directors' to determine the remuneration of the auditors

For
838,556,115

Against
1,665,941

Abstain
2,812,496

12. To approve the directors' remuneration report for the year ended 31 December 2004 set out in the Annual Report

For
805,049,132

Against
22,798,599

Abstain
15,182,890

Special business

To consider and, if thought fit, to pass the following resolutions which will be proposed, as to resolution 13 as an ordinary resolution and, as to resolutions 14 and 15, as special resolutions.

Ordinary resolution

13. That the authority to allot relevant securities conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed until the date of the annual general meeting in 2006 up to an aggregate nominal amount of US$248,500,000 (497 million ordinary shares).

For
617,845,099

Against
213,659,319

Abstain
11,530,263

Special resolutions

14. That subject to the passing of ordinary resolution 13 set out in this notice, the power to allot equity securities wholly for cash conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the period referred to in such resolution up to an aggregate nominal amount of US$37,250,000 (74.5 million ordinary shares).

For
680,136,199

Against
154,238,295

Abstain
8,660,039

15. That the Company be and is generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market

purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.50 each in the capital of the Company provided that:

(a) the maximum number of ordinary shares of US$0.50 each in the capital of the Company authorised to be acquired is 149,000,000;

(b) the minimum price which may be paid for an ordinary share is US$0.50, which amount shall be exclusive of expenses;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotation for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the Company to be held in 2006 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

For
816,621,781

Against
23,289,036

Abstain
3,124,364

Accordingly, all the resolutions were passed by the requisite majorities.

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Registered Number 3564138

Anglo American plc
News Release

20 April 2005

Anglo American AGM 2005 – voting results

Anglo American plc (the "Company") announces the following voting results for the Ordinary and Special Business conducted at the Company's Annual General Meeting held at The Conference Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ at 11.00am on Wednesday 20 April 2005. In line with recommended practice, a poll was conducted on each resolution at the meeting. On a poll every member present, in person or by proxy has one vote for every ordinary share held.

Electoral Reform Services were appointed scrutineers and the result of the polls was as follows. This announcement will be available for viewing on the Company's website,www.angloamerican.co.uk, along with a transcript of the Annual General Meeting, as soon as practicable:

Ordinary business

1. To receive and adopt the financial statements comprising the consolidated financial statements of the Anglo American Group and the unconsolidated financial statements of Anglo American plc incorporated therein and the reports of the directors and auditors for the year ended 31 December 2004.

For
814,152,560
Against
787,557

Abstain
28,095,064

2. To declare a final dividend of 51 US cents per ordinary share, which, together with the interim dividend declared in August and paid in September 2004, will result in a total dividend in respect of the year ended 31 December 2004 of 70 US cents per ordinary share.

For

840,229,171

Against
3,409

Abstain
2,811,403

In accordance with the provisions of the Articles of Association of the Company and upon the recommendation of the board, to elect and to re-elect the following directors (as separate resolutions):

3. Elect Mr R Médori as a director with effect from 1 June 2005

For
828,039,826

Against
5,019,890

Abstain
9,975,241

4. Elect Mr R C Alexander as a director

For
837,432,744

Against
1,471,363

Abstain
4,130,294

5. Elect Mr D A Hathorn as a director

For
828,071,060

Against
5,012,287

Abstain
9,951,834

6. Elect Mr S R Thompson as a director

For
828,079,869

Against
5,012,441

Abstain
9,942,871

7. Re-elect Mr R M Godsell as a director

For
835,242,318

Against
2,607,216

Abstain
5,185,235

8. Re-elect Mr A J Trahar as a director

For
837,061,654

Against
1,848,971

Abstain
4,120,098

9. Re-elect Prof K A L M Van Miert as a director

For
829,048,203

Against
3,598,587

Abstain
10,388,391

10. To re-appoint Deloitte & Touche LLP auditors for the ensuing year

For
814,252,464

Against
3,792,655

Abstain
24,985,044

11. To authorise the directors' to determine the remuneration of the auditors

For
838,556,115

Against
1,665,941

Abstain
2,812,496

12. To approve the directors' remuneration report for the year ended 31 December 2004 set out in the Annual Report

For
805,049,132

Against
22,798,599

Abstain
15,182,890

Special business

To consider and, if thought fit, to pass the following resolutions which will be proposed, as to resolution 13 as an ordinary resolution and, as to resolutions 14 and 15, as special resolutions.

Ordinary resolution

13. That the authority to allot relevant securities conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed until the date of the annual general meeting in 2006 up to an aggregate nominal amount of US$248,500,000 (497 million ordinary shares).

For
617,845,099

Against
213,659,319

Abstain
11,530,263

Special resolutions

14. That subject to the passing of ordinary resolution 13 set out in this notice, the power to allot equity securities wholly for cash conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the period referred to in such resolution up to an aggregate nominal amount of US$37,250,000 (74.5 million ordinary shares).

For
680,136,199

Against
154,238,295

Abstain
8,660,039

15. That the Company be and is generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market

purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.50 each in the capital of the Company provided that:

(a) the maximum number of ordinary shares of US$0.50 each in the capital of the Company authorised to be acquired is 149,000,000;

(b) the minimum price which may be paid for an ordinary share is US$0.50, which amount shall be exclusive of expenses;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotation for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the Company to be held in 2006 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

For
816,621,781

Against
23,289,036

Abstain
3,124,364

Accordingly, all the resolutions were passed by the requisite majorities.

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Registered Number 3564138